UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File Number: 0-8483
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CERES GROUP, INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CERES GROUP, INC.
17800 Royalton Road
Cleveland, Ohio 44136-5197

CERES GROUP, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2005 and 2004 and
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Audit Committee
Ceres Group, Inc.
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note B, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, on the basis of accounting described in Note B.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Columbus, Ohio
June 29, 2006

CERES GROUP, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2005 and 2004

	2005	2004
Assets:
Investments held by Massachusetts Mutual Life Insurance Company:
Deposit Administration Group Annuity Contract #FL-2372 (variable interest rate), at contract value	$7,618,127	$7,659,440
Ceres Group, Inc. Common Stock, at fair value	1,488,325	1,489,715
Pooled Separate Investment Accounts, at fair value	13,396,573	13,255,211
Participant loans	561,588	540,511

Net assets available for benefits	$23,064,613	$22,944,877

See accompanying notes to financial statements.

CERES GROUP, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2005

Additions:
Net investment income:
Net appreciation in fair value of investments	$668,512
Interest and dividends	260,536

Net investment income	929,048

Contributions:
Employer	421,076
Employee	1,363,529
Rollovers	14,482

Total contributions	1,799,087

Total additions	2,728,135

Deductions:
Benefits paid to participants or beneficiaries	2,502,199
Administrative expenses	59,915
Corrective distributions	46,285

Total deductions	2,608,399

Net increase	119,736

Net assets available for benefits at beginning of year	22,944,877

Net assets available for benefits at end of year	$23,064,613

See accompanying notes to financial statements.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis)
December 31, 2005 and 2004 and
Year Ended December 31, 2005
A. Description of the Plan
The following description provides only general information regarding the Ceres Group, Inc. 401(k) Plan (the Plan). Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees of Ceres Group, Inc. and subsidiaries, or Ceres, a public registrant, that are 18 years of age or older are eligible to participate in the Plan commencing the first day of the month following an individual’s month of hire.
Contributions
Participants may make contributions to the Plan through payroll deferrals. Effective June 1, 2002, the Plan was amended so that participants can elect to make pre-tax contributions from 1% to 25% of their compensation. After-tax contributions were prohibited subsequent to the June 1, 2002 amendment. Ceres will match 50% of the participant’s contributions subject to a maximum of 6% of the participant’s salary (Company Match Contribution). In addition to the Company Match Contribution, Ceres will match 100% of each participant’s contributions (Stock Match Contribution) to the Ceres Group, Inc. Stock Fund (Company Stock Fund), up to a maximum of $1,000 per year provided that the participant agrees that the pre-tax contributions cannot be transferred out of the Company Stock Fund for a minimum of one year.
Additionally, Ceres may contribute a Profit Sharing Contribution to the Plan, as determined by the Board of Directors. All eligible, active employees who have worked over 1,000 hours during the plan year and who are employed on the last day of the plan year share in this contribution. Participants who leave employment during the plan year due to retirement, disability or death will also share in the contribution. There was no Profit Sharing Contribution made for the 2005 plan year.
Employees may also roll over funds into the Plan from other qualified plans.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the following:
•	Ceres’ contributions; and

•	Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company Match Contribution, Stock Match Contribution, and Profit Sharing Contribution allocated to the participant’s account becomes vested based upon years of service as follows: 0% vested up to two years, 25% vested after two years, 50% vested after three years, 75% vested after four years, and 100% vested after five years.
Participant Loans
Participants may borrow up to half of their vested account balance. The smallest amount that may be borrowed is $1,000; the largest amount that may be borrowed is the lesser of half of the participant’s vested account balance or $50,000. Loan terms exceeding five years are permitted under the Plan. Participants may only have one outstanding loan at a time. A loan is secured by the balance in the participant’s account and bears interest at the prime lending rate plus 1%. At December 31, 2005, the interest rates on these loans ranged from 5% — 10.5%.
Payment of Benefits
Upon termination of service, a participant may elect to receive any of the following individual benefit options or in combination with a partial lump-sum cash payment:
•	a lump-sum cash payment;

•	a deferred annuity;

•	to continue their account until age 70 1/2; or

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
•	installment payments.
Upon retirement or disability, a participant may elect to receive various benefit options or in combination with a partial lump-sum cash payment:
•	a lump-sum cash payment;

•	installment payments;

•	joint and survivor annuity;

•	full cash refund annuity;

•	life annuity with 120 stipulated payments;

•	life annuity; or

•	continued account.
Upon death, the participant’s account will be paid to the beneficiary in the form of an annuity, installments or a lump-sum cash payment.
Under any of the above circumstances, a participant will receive a lump-sum cash payment if the account balance is $5,000 or less.
Corrective Distributions
Corrective distributions are made to certain plan participants to insure that the plan does not discriminate in favor of highly compensated employees.
Investment Options
Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contributions and Company Match Contributions for investment in any of the investment options offered by the Plan. However, there are two exceptions to a participant’s right to exercise investment control as follows:
•	the first $1,000 of before-tax contributions that participants direct for investment in the Company Stock Fund for any particular plan year must remain in the Company Stock Fund for a minimum of one year to the extent they continue to be held under the Plan, commencing with the month those before-tax contributions actually are

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
contributed and invested. This restriction does not apply to any investment in the Company Stock Fund, made with before-tax contributions that do not trigger Stock Match Contributions or before-tax contributions in excess of $1,000 that do not trigger a stock match; and

•	all Stock Match Contributions, made by the Company because the participant agreed to invest all or a portion of their before-tax contributions in the Company Stock Fund, must remain invested in the Company Stock Fund while held under the Plan.
Plan Termination
Ceres has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.
B. Significant Accounting Policies
Basis of Accounting
The financial statements and supplemental schedule of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that certain other income, contributions and related assets are recognized when received rather than as earned, and certain expenses and related liabilities are recognized when paid rather than as incurred.
Valuation of Investments and Related Income
Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair value of the underlying investments, as determined by Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual. The Massachusetts Mutual Deposit Administration Group Annuity Contract (DAC) is valued at contract value. Contract value approximates fair value. DAC funds deposited during 2005 were guaranteed to earn 3.00%. DAC funds deposited as of December 31, 2004 were also guaranteed to earn 3.00%. The average yield for 2005 was 2.95%. Guaranteed interest rates are determined annually by Massachusetts Mutual.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.
Use of Estimates
The preparation of financial statements using a modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
C. Investments
Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts. During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
in Fair Value
of Investments
Ceres Group, Inc. Common Stock	$2,663
Pooled Separate Investment Accounts	665,849

Total	$668,512

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
The following tables present individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005
	Current	% of Plan
	Value	Net Assets
Deposit Administration Group Annuity Contract #FL-2372, variable interest rate—Guaranteed Interest Fund	$7,618,127	33.0%
Pooled Separate Investment Accounts:
Massachusetts Mutual Separate Investment Account BP, Destination Retirement 2020 Fund	3,388,999	14.7%
Massachusetts Mutual Separate Investment Account A, Premier Core Value Equity (Babson/Bernstein)	1,832,302	7.9%
Ceres Group, Inc. Common Stock	1,488,325	6.5%
Massachusetts Mutual Separate Investment Account M, Premier Balanced Fund (Babson Capital)	1,367,276	5.9%

	2004
	Current	% of Plan
	Value	Net Assets
Deposit Administration Group Annuity Contract #FL-2372, variable interest rate—Guaranteed Interest Fund	$7,659,440	33.4%
Pooled Separate Investment Accounts:
Massachusetts Mutual Separate Investment Account BP, Destination Retirement 2020 Fund	3,714,288	16.2%
Massachusetts Mutual Separate Investment Account A, Premier Core Value Equity (Babson/Bernstein)	2,008,763	8.8%
Ceres Group, Inc. Common Stock	1,489,715	6.5%
Massachusetts Mutual Separate Investment Account M, Premier Balanced Fund (Babson Capital)	1,230,600	5.4%
Massachusetts Mutual Separate Investment Account BA, Destination Retirement 2030 Fund	1,188,048	5.2%

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
D. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated April 4, 2004, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code, or the Code, and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, is qualified and the related trust is tax exempt.
In review of the Actual Deferral Percentage Test (ADP Test) for the plan year ended December 31, 2003, it was determined that a highly compensated employee as defined under Section 414(q) of the Internal Revenue Code, was misclassified as a non-highly compensated employee. The correct calculation of the ADP Test showed that the Plan did not meet the requirements of Section 401(k) of the Internal Revenue Code. To meet the requirements of section 401(k) of the Internal Revenue Code, the Plan made the correction of the failed ADP Test under the Self Correction Program (SCP) of Revenue Procedure 2003-44. The one-to-one correction method described in 2.01(1)(b)(iv)(B)(2) of Appendix B from Revenue Procedure 2003-44 was chosen. The Plan believes it made the necessary corrective action and it meets the requirements of Section 401(k) of the Internal Revenue Code.
The ADP Test failure that occurred for the plan year ended December 31, 2003, also affected the ADP Test for the plan year ending December 31, 2004 due to the prior-year testing method used in computing the ADP Test. As a result, some participants had salary deferrals erroneously classified as excess contributions, which were distributed to them. For correction of this plan failure under the SCP, the affected participants were permitted to return to the Plan those salary deferrals which had been erroneously classified as excess contributions. The salary deferrals which have been returned to the Plan are subject to the limitation that they are held in each affected participant’s account as “after-tax contributions”.
E. Party-in-Interest Transactions
Certain Plan investments in the shares of Pooled Separate Investment Accounts and the Deposit Administration Group Annuity Contract are managed by Massachusetts Mutual Life Insurance Company, the third party trustee of the Plan. Therefore, transactions in these funds qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $59,915 for the year ended December 31, 2005.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2005 and 2004 and
Year Ended December 31, 2005
The Plan also holds shares of Ceres Group, Inc. common stock, the Plan Sponsor and a party-in-interest to the Plan. The following is a summary of transactions in the Company Stock Fund during the year ended December 31, 2005:

	Number of	Fair
	Units/Shares	Value
Balance at December 31, 2004	235,405	$1,489,715
Purchases	38,598	239,979
Distributions	(39,153)	(244,032)
Net appreciation	—	2,663

Balance at December 31, 2005	234,850	$1,488,325

F. Subsequent Event
On May 1, 2006, Ceres entered into a definitive merger agreement with Great American Financial Resources, Inc. (GAFRI), whereby GAFRI will acquire all of Ceres’ outstanding shares of common stock through a cash merger. Under the terms of the merger agreement, GAFRI will pay $6.13 in cash for each outstanding share of Ceres common stock, for a total equity price of approximately $205 million on a fully diluted basis. It is anticipated that the transaction will be completed in the third quarter of 2006. The transaction is subject to the approval of Ceres’ stockholders and the Ohio and Nebraska Departments of Insurance and other customary conditions, including regulatory approvals.

CERES GROUP, INC. 401(k) PLAN
EIN: 34-0970995 Plan Number: 001
Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)
December 31, 2005

		Description of Investment
	Identity of Issue,	Including Maturity Date, Rate	Unit/Shares/
	Borrower,	of Interest, Collateral,	Interest	Current
	Lessor, or Similar Party	Par, or Maturity Value	Rate	Value
*	Massachusetts Mutual Life	Deposit Administration Group Annuity	3.00%	$7,618,127
	Insurance Company	Contract #FL-2372, variable interest rate,
		Guaranteed Interest Fund

*	Massachusetts Mutual Life	Separate Investment Account M,	3,372	1,367,276
	Insurance Company	Premier Balanced Fund (Babson Capital)

*	Massachusetts Mutual Life	Separate Investment Account A, Premier	327	1,832,302
	Insurance Company	Core Value Equity (Babson/Bernstein)

*	Massachusetts Mutual Life	Separate Investment Account E, Premier	733	1,019,845
	Insurance Company	Core Bond Fund (Babson Capital)

*	Massachusetts Mutual Life	Separate Investment Account BC,	2,413	521,999
	Insurance Company	Destination Retirement Income Fund

*	Massachusetts Mutual Life	Separate Investment Account I, Premier	1,888	694,176
	Insurance Company	International Equity Fund (Oppenheimer)

*	Massachusetts Mutual Life	Separate Investment Account BP,	15,647	3,388,999
	Insurance Company	Destination Retirement 2020 Fund

*	Massachusetts Mutual Life	Separate Investment Account BA,	5,108	1,083,794
	Insurance Company	Destination Retirement 2030 Fund

*	Massachusetts Mutual Life	Separate Investment Account BE,	4,638	1,065,824
	Insurance Company	Destination Retirement 2040 Fund

*	Massachusetts Mutual Life	Separate Investment Account W8, Equity	7,371	985,284
	Insurance Company	Growth Fund (American Century)

*	Massachusetts Mutual Life	Separate Investment Account S, Premier Small	566	556,571
	Insurance Company	Co. Opportunities II Fund (Babson Capital)

*	Massachusetts Mutual Life	Separate Investment Account L, Select	7,364	655,906
	Insurance Company	Growth Equity (GMO)

*	Massachusetts Mutual Life	Separate Investment Account SZ, Select	1,958	224,597
	Insurance Company	Small Co. Growth (Mazama/Eagle)

*	Ceres Group, Inc.	Ceres Group, Inc. Common Stock	234,850	1,488,325

*	Participant loans	Various maturities	5.00%-10.50%	561,588

				$23,064,613

*	Denotes party-in-interest
See accompanying report of independent registered public accounting firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERES GROUP, INC. 401(k) PLAN
Dated: June 29, 2006
By: /s/ David I. Vickers

David I. Vickers
Plan Administrator